

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 1, 2015

Dale R. Davis
Chief Executive Officer
Global Defense & National Security Systems, Inc.
11921 Freedom Drive, Suite 550
Two Fountain Square
Reston, Virginia 20190

Re: Global Defense & National Security Systems, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 19, 2015
File No. 001-36149

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

GDEF's Financial Advisor, page 89

1. We note your response to comment 9. However, it is still unclear for what consideration Cowen Company will be receiving an advisory fee. In this regard, it is unclear whether Cowen Company will be entitled to the advisory fee even if a debt financing transaction is not consummated.

Background to the Business Combination, page 88

2. Please tell us why you do not believe the earnings report is material to investors.

<u>The Business Combination</u>

<u>Potential Conflicts of Interests of GDEF's Directors and Officers…, page 91</u>

3. Please disclose the reasoning behind GDEF's board of directors' decision that the transaction did not require an assessment by an independent third party despite the conflicts of interests.

    You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any questions.

                                    Sincerely,

                                    /s/ Mara L. Ransom

                                    Mara L. Ransom
                                    Assistant Director
                                    Office of Consumer Products